UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 25 March, 2008

ASX & MEDIA RELEASE
25 MARCH, 2008

YALE RESEARCHERS TO PRESENT DATA AT AACR CONFERENCE INDICATING THAT NOVOGEN COMPOUND NV-128 USES mTOR PATHWAY TO INDUCE CELL DEATH IN CHEMO-RESISTANT OVARIAN CANCER CELLS

Sydney, Australia and New Canaan, Connecticut.  An abstract for an oral presentation to be given at the Annual Meeting of the American Association for Cancer Research, 12-16 April in San Diego, California, is now available (abstract number 4926).  The abstract, describing work undertaken by Professor Gil Mor and colleagues at the Yale University School of Medicine, indicates that the compound NV-128, developed by Novogen Limited (ASX: NRT  NASDAQ:NVGN), may be useful for the maintenance of remission in chemo-resistant ovarian cancer.

NV-128 is able to induce cell death through the inhibition of the mTOR pathway in cancer cells.   NV-128 inhibition of the mTOR pathway results in caspase-independent apoptosis and autophagy.  Only a few other compounds are in the mTOR antagonist class, providing an alternative to drug candidates reliant on caspase dependent cell death as their mechanism of action.

At the annual meeting of the Society for Gynecological Oncology in Tampa, earlier this month, several key speakers addressed the significance of mTOR antagonists in cancer therapeutics.

mTOR is a key intracellular kinase, integrating proliferation and survival pathways.  In cancer cells, mTOR signals enhance tumour growth and may be associated with resistance to conventional therapy.  Inhibition of mTOR may shut down many of these survival pathways, including the proteins protecting the mitochondria.  It is believed that NV-128 affects the catalytic dynamics of mTOR in order to achieve apoptosis.

NV-128 works differently from therapies that are dependent on caspases to trigger apoptosis.  Through the inhibition of mTOR, NV-128 is capable of triggering a cascade of events that leads to mitochondrial damage and cell death.  Interestingly, since NV-128-induced cell death is completely caspase-independent, it could be effective on cancer cells characterised by high resistance to cell death and representative of late stage chemorefractory disease..

About Novogen Limited:

Novogen Limited (ASX: NRT  NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders.  Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world.  Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities. For more information, visit www.novogen.com.

Under US law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.  Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events.  We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.